Exhibit 99.2

Pinduoduo Inc.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: PDD)

Proxy Statement for Annual General Meeting (or any adjournment thereof)
held via teleconference and Internet on July 22, 2020 at 9:00 a.m. (China Standard Time)

Introduction

This Proxy Statement is furnished in connection with the solicitation by the board of directors of Pinduoduo Inc., a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares of the Company, par value US$0.000005 per share (the “Ordinary Shares”), to be exercised at the annual general meeting of the Company (the “AGM”) to be held via teleconference and Internet on July 22, 2020 at 9:00 a.m. (China Standard Time), and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying Notice of AGM.

Only holders of record of the Ordinary Shares at the close of business on July 1, 2020 (the “Record Date”) are entitled to receive notice of and to vote in respect of the matters requiring shareholders’ vote at the AGM. The quorum of the AGM is one or more holders of Ordinary Shares which carry in aggregate (or representing by proxy) not less than a majority of all votes attaching to all Ordinary Shares in issue and entitled to vote at the AGM, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. This Proxy Statement and the accompanying Notice of AGM are first being sent to holders of Ordinary Shares on or about July 2, 2020. Instruction on access to the AGM is provided together with this Proxy Statement.

Voting by Holders of Ordinary Shares

Holders of record of the Ordinary Shares shall vote by proxy forms. When proxy forms are properly dated, executed and returned by holders of Ordinary Shares to the Company’s office at 28/F, No. 533 Loushanguan Road, Changning District, Shanghai, People’s Republic of China no less than 24 hours before the time appointed for the holding of the AGM, the Ordinary Shares they represent will be voted by the proxy holder at the AGM, or at any adjournment thereof, in accordance with the instructions of the shareholder. If no specific instructions are given in such proxy forms, the proxy holder will vote in favor of the items set forth in the proxy form. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM, or at any adjournment thereof. Where any holder of Ordinary Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Voting by Holders of ADSs

As the holder of record for all the Ordinary Shares represented by the American Depositary Shares (“ADSs”) (through a nominee), only Deutsche Bank Trust Company Americas, in its capacity as Depositary of the ADSs, may vote those Ordinary Shares at the AGM.

We have requested Deutsche Bank Trust Company Americas, as Depositary of the ADSs, to distribute electronically to owners of record of ADSs at the close of business on the Record Date an ADS Voting Card. Upon the timely receipt from any holders of record of ADSs of voting instructions in the manner specified, Deutsche Bank Trust Company Americas will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the number of Ordinary Shares represented by the ADSs in accordance with such voting instructions. Under the terms of the deposit agreement for the ADSs (the “Deposit Agreement”), Deutsche Bank Trust Company Americas will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described in the paragraphs below.

There is no guarantee that a holder of ADSs will receive the materials described above with sufficient time to enable such holder to return voting instructions to Deutsche Bank Trust Company Americas in a timely manner, in which case the Ordinary Shares underlying the holder’s ADSs may not be voted in accordance with such holder’s wishes.

If an ADS Voting Card is missing voting instructions, Deutsche Bank Trust Company Americas shall deem the holder of the ADSs in question to have instructed Deutsche Bank Trust Company Americas to vote in favor of the items set forth in the ADS Voting Card. If an ADS Voting Card contains conflicting voting instructions as to any issue to be voted on at the AGM, Deutsche Bank Trust Company Americas shall deem the holder of the ADSs in question to have instructed Deutsche Bank Trust Company Americas to abstain from voting on such issue.

Revocability of Proxies and ADS Voting Cards

Any proxy given by a holder of Ordinary Shares by means of a proxy form, and any voting instructions given by an ADS holder by means of an ADS Voting Card, may be revoked: (a) for holders of ADSs, by submitting a written notice of revocation or a fresh ADS Voting Card, as the case may be, bearing a later date, which must be received by Deutsche Bank Trust Company Americas, as the ADS Depositary, no later than 1:00 p.m. July 16, 2020 (Eastern Standard Time) or (b) for holders of Ordinary Shares, by submitting a written notice of revocation or a fresh proxy form, as the case may be, bearing a later date, which must be received by the Company no less than 24 hours before the time appointed for the holding of the AGM or at any adjournment thereof.

ELECTION OF DIRECTORS

Biographic information of the directors standing for election is set forth below:

Zheng Huang is our founder and has served as the chairman of our board of directors since our inception. He served as our chief executive officer since our inception until July 2020. Mr. Huang is a serial entrepreneur with significant experience and expertise in the technology and internet sectors in China. Prior to founding our company, Mr. Huang founded Xinyoudi Studio in 2011 to develop and operate online games. Prior to that, Mr. Huang founded Ouku.com, a company that operated an online B2C platform for consumer electronics and home appliances, which was subsequently sold in 2010. Mr. Huang started his career at Google’s (Nasdaq: GOOG) headquarters in 2004 as a software engineer and project manager. Mr. Huang subsequently relocated to China and was part of the team that established Google China. Mr. Huang was trained as a data scientist and has published numerous works on the subject of data mining, including in top peer reviewed journals, and presented his works in a number of international conferences, such as the ACM SIGMOD Conference and International Conference on Machine Learning. Mr. Huang received his bachelor’s degree in computer science from Zhejiang University and his master’s degree in computer science with a focus on data mining from University of Wisconsin-Madison.

Haifeng Lin has served as our director since June 2017. Mr. Lin is currently the president of Tencent Financial Technology, and a corporate vice president of Tencent Holdings Limited (HKEx: 00700). Prior to that, he served as general manager of the merger and acquisitions department of Tencent Technology (Shenzhen) Company Limited, an affiliate of Tencent Holdings. From July 2003 to November 2010, Mr. Lin served in different roles in finance, strategy and business operation at Microsoft. Prior to that, Mr. Lin worked at Nokia China from 1999 to 2001. Mr. Lin received his bachelor’s degree in engineering from Zhejiang University in June 1997 and his master’s degree in business administration from the Wharton School of the University of Pennsylvania in June 2003.

Nanpeng Shen has served as our independent director since April 2018. Mr. Shen is the founding managing partner of Sequoia Capital China. Prior to founding Sequoia Capital China, Mr. Shen co-founded Trip.com Group Ltd (Nasdaq: TCOM), formerly Ctrip.com International, Ltd. (Nasdaq: CTRP), or Ctrip, a leading travel service provider in China, in 1999. Mr. Shen served as Ctrip’s president from August 2003 to October 2005 and as chief financial officer from 2000 to October 2005. Mr. Shen also co-founded and served as non-executive Co-Chairman of Homeinns Hotel Group, a leading economy hotel chain in China, which commenced operations in July 2002. Currently, Mr. Shen also serves as a director of a number of public and private companies, including Ctrip, Noah Holdings Limited (NYSE: NOAH), Meituan Dianping (HKEx: 03690) and China Renaissance Holdings Limited (HKEx: 01911). Mr. Shen received his bachelor’s degree from Shanghai Jiao Tong University and his master’s degree from Yale University.

Qi Lu has served as our independent director and chairman of our compensation committee since July 2018. Currently, he is the founding CEO of Miracle Plus. He was president and COO of Baidu, and prior to that served as Microsoft’s global executive vice president and led Applications and Services Group. Dr. Lu joined Microsoft in 2009 as president of its Online Services Division. Earlier in his career, Dr. Lu joined Yahoo! in 1998, later becoming senior vice president in charge of search and advertising technologies, and subsequently executive vice president in 2007. Dr. Lu holds both bachelor and master degrees in computer science from Fudan University in Shanghai and a Ph.D. in computer science from Carnegie Mellon University. He holds over 40 US patents and has authored many papers in his field.

George Yong-Boon Yeo has served as our independent director and chairman of our nominating and corporate governance committee since July 2018. He currently serves as Senior Adviser to Kuok Group and is an independent non-executive director of AIA Group Limited (HKEx: 01299). Prior to that, Mr. Yeo served 23 years in the government of Singapore, and was Minister for Information and the Arts, Health, Trade & Industry, and Foreign Affairs of Singapore. Mr. Yeo is also a member of the Board of Trustees of Berggruen Institute on Governance and International Advisory Panel of Peking University, among others. Mr. Yeo studied Engineering at Cambridge University on a President’s Scholarship, graduating with a Double First in 1976, and became a Signals Officer in the Singapore Armed Forces. After graduating from the Singapore Command and Staff College in 1979, he was posted to the Republic of Singapore Air Force. Mr. Yeo graduated with an MBA (Baker Scholar) from the Harvard Business School in 1985. He was appointed Chief-of-Staff of the Air Staff from 1985 to 1986 and Director of Joint Operations and Planning in the Defence Ministry from 1985 to 1988, attaining the rank of Brigadier-General.

Anthony Kam Ping Leung has served as our independent director and chairman of the audit committee since August 2019. Mr. Kam has more than 30 years of experience in the financial services industry in Asia. He is a Chartered Financial Analyst and a chartered accountant in Singapore. Mr. Kam served as the deputy chief executive officer and the executive director of HSBC Bank (China) Company Limited (“HSBC China”) from February 2016 to April 2018 and served as the chief financial officer of HSBC China from May 2013 to February 2016. Prior to that, Mr. Kam served as the chief financial officer of HSBC Bank (Singapore) Limited from September 2005 to May 2013. Mr. Kam received bachelor of science from University of Hong Kong and his master degree in applied finance from Macquarie University.

Lei Chen is a founding member of our company and has served as our chief executive officer since July 2020. Mr. Chen served as our chief technology officer from 2016 to June 2020 and as our director from February 2017 to July 2018. Prior to joining our company, Mr. Chen served as chief technology officer of Xinyoudi Studio since 2011. Mr. Chen’s prior working experience includes internships with Google (Nasdaq: GOOG), Yahoo Inc. and IBM (NYSE: IBM) in the United States. Mr. Chen was trained as a data scientist and is a prolific author and has presented his works in large international conferences, such as the ACM SIGMOD Conference, Very Large Data Bases (VLDB) Conferences and International Conference on Machine Learning. Mr. Chen received his bachelor’s degree in computer science from Tsinghua University and his doctoral degree in computer science from University of Wisconsin-Madison.